ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

12 September 2006

Allied Gold Limited

TRADING HALT

The securities of Allied Gold Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 14 September 2006 or when the announcement is released to the market.

Security Code: ALD
ALDO

Narissa Taylor

Narissa Taylor
<u>Adviser, Issuers (Perth)</u>

ALO
ALDO.

ALLIED GOLD LIMITED

FACSIMILE TRANSMISSION

FACSIMILE NO:	**9221 2020**
NUMBER OF PAGES:	**1**
TO:	**ASX**
ATTENTION:	**NARISSA TAYLOR**
FROM:	**ALBERT LONGO**
DATE:	**12 SEPTEMBER 2006**
SUBJECT:	**TRADING HALT REQUEST**

Allied Gold Limited (**Allied**) hereby requests a trading halt of its securities with effect immediately pending release of an announcement.

Allied is not aware of any reason why the trading halt should not be granted.

Should you have any queries in relation to this matter, please do not hesitate to contact me.

Yours sincerely

Albert Longo
Company Secretary

0417 186 025

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au